Exhibit 99.1

Canterbury Park Holding Corporation Reports First Quarter Results

Shakopee, MN – May 11, 2026 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC), today reported financial results for the first quarter ended March 31, 2026.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
	2026	2025	Change
Net revenues	$13,510	$13,142	2.8%

Net income (loss)	$170	$(299)	156.8%

Adjusted EBITDA (1)	$2,849	$2,101	35.6%

Basic EPS	$0.03	$(0.06)	150.0%
Diluted EPS	$0.03	$(0.06)	150.0%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues. Please see the reconciliation of Net income (loss) to Adjusted EBITDA on page 6.

Management Commentary

Randy Sampson, President and Chief Executive Officer of Canterbury Park, commented, “Our transformation and diversification initiatives drove solid first-quarter results, as revenue growth and disciplined expense management significantly enhanced cash flows. Revenue grew 2.8% year-over-year to $13.5 million, reflecting a 13.8% increase in Food and beverage sales and a 12.5% increase in Other revenues. While Casino play was healthy throughout the quarter, growth was tempered by unusually low table games hold in March—the lowest in Company history. Absent this anomaly, Casino table games revenue would likely have seen double-digit growth, consistent with our F&B and Other revenue segments. Adjusted EBITDA of $2.8 million rose 36% year-over-year with an adjusted EBITDA margin of 21.1%, reflecting the quarter’s higher revenue and flat operating expenses compared to last year. We are managing operating expenses within our control, such as labor which was reduced by 4% during the quarter. This decline was partially offset by increased other operating expenses such as property taxes and event promoter fees, though the higher promoter fees reflect the success and growth of our event business. Non-cash depreciation and amortization expense also increased with the completion of large capital improvement projects over the past year.

“Minnesota’s South Metro region is a thriving market currently undergoing a high-growth evolution across its residential and economic landscapes. Our vision of a unique ‘live, stay, work, and play’ destination leverages the region’s economic strength to drive new revenue and visitation to Canterbury, while providing a robust foundation for our future development pipeline. Overall residential occupancy within our joint ventures is currently 84% and is positioned perfectly for the seasonal spring leasing surge. Meanwhile, the newest 28,000-square-foot office building in the Winners Circle development is already 80% leased just months after completion. Also, this year marks the first full year of operations for Boardwalk Kitchen & Bar, a joint venture with Trackside Holdings, LLC, a 6,000-square-foot upscale restaurant and bar with live entertainment featuring a massive 18,000-square-foot patio with trackside views. One of Canterbury’s most significant visitation catalysts arrives next month with the opening of the 19,000-capacity amphitheater. Live Nation Entertainment, the operator of the amphitheater, has secured a robust schedule of 40+ concerts, featuring headliners including Chris Stapleton, John Mellencamp, Guns N’ Roses and Dave Matthews Band. Strong initial ticket sales signal high demand for this landmark addition to the Twin Cities, and Canterbury will benefit from elevated visitation to our revenue producing operations.

“Our real estate development is exceeding expectations both from a quality and diversification perspective as Canterbury is ideally situated in one of the fastest growing markets in the Twin Cities. Throughout 2026, we will be exploring additional entertainment and hospitality opportunities for the remaining trackside land parcels that would add to the nearly 1,000 residential units, four restaurants, brewery, two music and entertainment venues, 57,000-square-feet of office space, and other amenities already open or under construction. Following a comprehensive market analysis, we are moving forward with design concepts for our prime 25-acre site near the amphitheater in partnership with the City of Shakopee. We have retained Gensler, the renowned architecture and design firm, to lead the site planning. The recommended programming includes a mix of hotel, office, retail, and hospitality uses, alongside additional entertainment venues. The success of our diversification strategy continues to validate our evolution into a premier regional destination while unlocking significant real estate value for our shareholders, and we look forward to updating shareholders at our Annual Shareholder Meeting on June 4, 2026.

“We remain committed to driving transformational growth and diversification while maximizing cash flow from our gaming, F&B, and expanding entertainment operations. In addition, we continue to build durable shareholder value through consistent cash flow and a strong balance sheet—value that we believe is not reflected in our current valuation. Canterbury remains debt-free and our cash, Tax Increment Financing (TIF) receivables, and real estate joint ventures are valued at over $10 per share. Notably, this $10+ per share figure excludes approximately 50 acres of land held for future development, which is currently recorded on our balance sheet at cost and does not reflect its true current market value or potential value as it is developed. As of the first quarter, our liquidity stood at over $17 million, or approximately $3.34 per share. We also hold over $20 million, or $3.94 per share, in TIF receivables and, after receiving an initial payment of $580,000 in Q4 2025, we expect further distributions throughout 2026. Additionally, we have contributed $18 million, or $3.54 per share, in land and cash to joint venture developments that are starting to yield positive returns. With a proven track record and a robust growth pipeline, we remain dedicated to delighting our guests, serving our residents and delivering long-term value to our shareholders.”

Canterbury Commons Development Update

Residential and commercial construction updates related to Canterbury’s joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park is approximately 94% leased, which allowed for the refinancing of this property in January 2026.
o	In addition, Phase I of the Triple Crown Residences is now 72% leased.
●	99% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

The pizza restaurant, fitness center and BBQ restaurant in the 10,000-square-foot commercial building within the Winners Circle development, all of which opened in 2025 to positive patronage, will realize their first full year of operations in 2026.

●	Construction of an additional 28,000-square-foot commercial office building within the Winners Circle development was completed in Q4 2025.

o	Danny’s Construction Company occupies the entire second floor, and Edward Jones is putting the finishing touches on their build out of the first floor.
o

The building is 80% leased and marketing is underway for the remainder of the available space with strong initial interest. An insurance brokerage firm leased space and plans to occupy the space in June after its tenant fit-up is complete. Approximately 4,000-square feet of space is available in a first floor suite.

●	Canterbury’s joint venture partner, Trackside Holdings, LLC, completed construction and transferred the building to the operating entity, Boardwalk Kitchen & Bar.
o	The food and beverage and entertainment space of the facility opened in June 2025 and is experiencing a strong, positive reception from the public.
o	The restaurant and event space continue to create visitation to the overall Canterbury complex based on a strong social media presence, programming and entertainment.

Residential and commercial construction updates also include:

●	The Company’s barn relocation and redevelopment plan is complete with over 300 new stalls and new backside roads and infrastructure completed and in operation.
●

Swervo Development Corporation continues to make progress on the construction of its state-of-the-art 19,000-capacity amphitheater, which will be operated by Live Nation Entertainment, and is scheduled to open for a full season in June of 2026.

●

Canterbury also completed an additional new road adjacent to the amphitheater which will unlock the high-value development potential of approximately 25 acres of prime land in that portion of the site.

●

In 2025, Pulte Homes of Minnesota completed development of the 110-unit Canterbury Crossing townhome project, and all the units have been sold with the exception of the model/sales unit which is being readied for sale.

Summary of 2026 First Quarter Operating Results

Net revenues for the three months ended March 31, 2026, increased 2.8% to $13.5 million, compared to $13.1 million in the same period last year. The year-over-year comparison reflects increases of 0.5%, 13.8%, and 12.5%, in Casino, Food and beverage and Other revenues, respectively, partially offset by a 5.6% decrease in Pari-mutuel revenues. The year-over-year increases primarily reflect higher visitation and table games drop in our Casino, and higher events admission driving Food and beverage and Other revenues, while fewer simulcast races nationally impacted Pari-mutuel revenues.

Operating expenses for the three months ended March 31, 2026 were $12.5 million, a decrease of $38,000, or 0.3%, compared to operating expenses of $12.5 million for the same period in 2025. The year-over-year decrease in operating expenses was primarily driven by lower salaries and wages due to the continued focus on reducing labor expense and driving operational efficiencies, offset by increased other operating expenses due to higher property taxes and special event promoter fees. Depreciation and amortization expense also increased with the completion of large capital improvement projects over the past year.

The Company recorded a net loss from equity investments of $1.2 million and $1.6 million for the three months ended March 31, 2026 and 2025, respectively. The decreased loss is primarily due to increased leasing rates in our Doran Canterbury joint ventures, and the loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $180,000 and income tax benefit of $181,000 for the three months ended March 31, 2026 and 2025, respectively. The income tax expense for the three months ended March 31, 2026 compared to the income tax benefit for the same period in 2025 is primarily due to an increase in income before taxes from operations.

The Company recorded net income of $170,000 and diluted earnings per share of $0.03 for the three months ended March 31, 2026. The Company recorded a net loss of $299,000 and a diluted loss per share of $0.06 for the three months ended March 31, 2025.

Adjusted EBITDA, a non-GAAP measure, was $2.8 million in the 2026 first quarter, compared to $2.1 million in the 2025 first quarter.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2026, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about May 12, 2026.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense or benefit, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k)-match expense as this match occurs in Company stock), gain on disposal of assets, depreciation and amortization and interest expense related to equity investments and their joint ventures. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts	Joe Jaffoni, Christin Armacost
JCIR
Randy Dehmer	212-835-8500 or cphc@jcir.com
Senior Vice President and Chief Financial Officer
Canterbury Park Holding Corporation
952-233-4828 or investorrelations@canterburypark.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2026	2025
OPERATING REVENUES:
Casino	$9,241,010	$9,192,158
Pari-mutuel	1,017,952	1,078,485
Food and beverage	1,849,159	1,624,753
Other	1,401,413	1,246,236
Total Net Revenues	13,509,534	13,141,632
OPERATING EXPENSES	12,453,835	12,491,961
INCOME FROM OPERATIONS	1,055,699	649,671
Other Loss, net	(705,430)	(1,129,881)
INCOME TAX (EXPENSE) BENEFIT	(180,391)	181,000
NET INCOME (LOSS)	$169,878	$(299,210)

Basic Earnings (Loss) Per Share	$0.03	$(0.06)
Diluted Earnings (Loss) Per Share	$0.03	$(0.06)

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended
	March 31,
	2026	2025
NET INCOME (LOSS)	$169,878	$(299,210)
Interest income, net	(511,364)	(443,281)
Income tax expense (benefit)	180,391	(181,000)
Depreciation and amortization	1,048,979	931,488
EBITDA	887,884	7,997
Stock-based compensation	401,649	382,457
Gain on disposal of assets	(32,000)	-
Depreciation and amortization related to equity investments	739,920	871,460
Interest expense related to equity investments	851,670	838,702
ADJUSTED EBITDA	$2,849,123	$2,100,616